PCS EDVENTURES!.COM, INC

345 Bobwhite Court, Suite 200

Boise, Idaho 83706

(208) 343-3110

          March 20, 2012

Securities and Exchange Commission

Attention: Mr. Larry Spirgel, Assistant Director

Washington, D.C. 20549

Dear Mr. Spirgel,

In response to your letter dated March 6, 2012, with regard to the Commission’s limited review of our financial statements and related disclosures, we, the Chief Executive Officer and Chief Financial Officer of PCS Edventures!.com, Inc, acknowledge the following:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have amended our Form 10-K for the fiscal year ended March 31, 2011, and our Form 10-Q for the quarterly period ended December 31, 2011, to incorporate the revisions indicated in bold below in response to your comments.

Commission Comment:

Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2011

Item 9(A). Controls and Procedures, page 56

1. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on your evaluation of these controls and procedures as required by paragraph (b) of Rule 13a-15 or Rule 15d-15. Refer to Item 307 of Regulation S-K. Also please revise the disclosures in your Form 10-Q for the quarterly period ended December 31, 2011.

Revision to Form 10-K for the fiscal year ended March 31, 2011

Item 9(A). Controls and Procedures, page 56

Item 9(A). Controls and Procedures.

Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as the Securities and Exchange Commission (“SEC”) defines such term. We have designed these controls and procedures to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-K, is recorded, processed, summarized, and reported within the periods specified in the SEC’s rules and forms. We have also designed our disclosure controls to provide reasonable assurance that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow them to make timely decisions regarding our required disclosures.

Our management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of March 31, 2011. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our Company’s disclosure controls and procedures, including the accumulation and communication of disclosures to the Company’s Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure, were not effective as of this date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  The Company’s year-end closing process did not adequately ensure that all transactions were accounted for in accordance with GAAP and that required adjustments were made to the financial statements to prevent them from being materially misstated.  Management recognizes that the change in leadership of the financial reporting area and the absence of experienced personnel near the end of the fiscal year negatively impacted the ability of the internal controls over the closing process to function as designed.   Also, management acknowledges that as a smaller reporting entity, it is difficult to have adequate accounting staff to perform appropriate additional reviews of the financial statements.  The Company is exploring restructuring of duties under the new Chief Financial Officer as well as continuing professional education for existing staff to mitigate the deficiency experienced at this year-end.

Management’s Report on Internal Control Over Financial Reporting… (NO CHANGE)

Revision to Form 10-Q for the quarterly period ended December 31, 2011

Item 4. Controls and Procedures, page 25:

Changes in Internal Control Over Financial Reporting…. (NO CHANGE)

Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as the Securities and Exchange Commission (“SEC”) defines such term. We have designed these controls and procedures to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-K, is recorded, processed, summarized, and reported within the periods specified in the SEC’s rules and forms. We have also designed our disclosure controls to provide reasonable assurance that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow them to make timely decisions regarding our required disclosures.

Our management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of December 31, 2011. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our Company’s disclosure controls and procedures, including the accumulation and communication of disclosures to the Company’s Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure, were effective as of this date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Report on Internal Control Over Financial Reporting...(NO CHANGE)

Commission Comment:

Form 10-Q for the quarterly period ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10 – Stockholders’ Equity, page 16

2. We note your disclosure regarding your financial reporting for the 1,235,653 shares of common stock that were issued for services and the RSUs issued to non-management directors. Please expand your accounting policy for these issuances to disclose in detail how you determined the key factors that were used in determining the amounts of the gain and loss that you recognized.

Revision to Form 10-Q for the quarterly period ended December 31, 2011

Note 10 – Stockholders’ Equity, page 16-17:

During the nine-month period ended December 31, 2011, the Company issued 1,235,653 shares of common stock for services, valued at $166,303, based on the closing price of the Company’s common stock on the date of grant.  The Company recognized a loss of $14,289 upon the issuance of 446,537 shares that were issued to employees as part of their compensation at a discount.  The value of the services provided was based on historical salary amounts customarily paid in cash.  The value of the shares granted exceeded the value of services on the date of grant, resulting in the recognition of a loss on issuance.  Of these 1,235,653 shares of common stock, 72,021 were issued for services prior to March 31, 2011 and were recognized as an expense and included in Stock Payable for the year ended March 31, 2011. These shares were valued at $13,918, based on the fair market value on the date of grant.  The Company also accrued an amount of $24,705 during the period related to shares subscribed for services performed.  These shares were valued based on the fair market value on the date of grant and recognized in Stock Payable.

During the nine-month period ended December 31, 2011, the Company recognized $45,000 of restricted stock units payable to non-management directors for services rendered at a rate of one share of common stock for each restricted stock unit.  Each restricted stock unit is valued at $0.85, based on the closing price of the Company’s common stock at the date of grant.  These restricted stock units were awarded to non-management directors in RSU agreements on September 23, 2010.  These agreements called for payment of current year director fees, $30,000 per non-management director, of which there were three, via issuance of restricted stock units over a vesting period of not less than twelve months, and require continued service for twelve months and re-election at the next annual shareholder meeting.  The resulting expense of $90,000 was recognized ratably over the service period.  During the nine-month period ended December 31, 2011, 176,472 shares were issued in satisfaction of RSU’s for which the 12 month service and re-election requirements were met.  These shares were valued at the market value on the date these requirements were met, resulting in a value of $38,824.  Stock Payable was reduced by a total of $90,000, a portion of which ($52,500) was expensed in the period ended March 31, 2011.  A gain of $51,176 was recognized upon the settlement of the amount owed. The gain was calculated as the difference between the value of the stock on the date the service requirements were met, $38,824, and the amount expensed over the service period, $90,000.  Similar agreements are expected to be awarded for fiscal year 2012. The Company accrued an amount of $30,000 during the period related to shares subscribed for services performed.

The accounting for the gain/loss recognized on the issuance of Company stock was done in accordance with ASC 718, Stock Based Compensation, and ASC 505-50, Equity-Based Payments to Non-employees.

Sincerely,

/s/Robert O. Grover

/s/Leann R. Gilberg

Chief Executive Officer

Chief Financial Officer